Exhibit 99.1

Scotiabank Announces Redemption of Preferred Shares Series 20 and Series 21

/NOT FOR DISSEMINATION OR DISTRIBUTION IN THE UNITED STATES/

TORONTO, Sept. 25, 2018 /CNW/ - Scotiabank (BNS: TSX, NYSE) today announced that it intends to exercise its right to redeem all outstanding Non-cumulative Preferred Shares Series 20 of Scotiabank (the "Series 20 Shares") and Non-cumulative Preferred Shares Series 21 of Scotiabank (the "Series 21 Shares") on October 26, 2018, at a price equal to $25.00 per share, together with all declared and unpaid dividends. Formal notice will be issued to holders of the Series 20 Shares and Series 21 Shares in accordance with the share conditions. The redemption has been approved by the Office of the Superintendent of Financial Institutions.

On August 28, 2018, the Board of Directors of Scotiabank announced a quarterly dividend of $0.225625 per Series 20 Share, and $0.187403 per Series 21 Share. This will be the final dividend on the Series 20 Shares and Series 21 Shares, and will be paid on the date of the redemption, October 26, 2018, to shareholders of record at the close of business on October 2, 2018. After October 26, 2018, the Series 20 Shares and Series 21 Shares will cease to be entitled to dividends.

Scotiabank is Canada's international bank and a leading financial services provider in the Americas. We are dedicated to helping our 25 million customers become better off through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With a team of more than 96,000 employees and assets of $947 billion (as at July 31, 2018), Scotiabank trades on the Toronto (TSX: BNS) and New York Exchanges (NYSE: BNS). Scotiabank distributes the Bank's media releases using Marketwired. For more information, please visit www.scotiabank.com and follow us on Twitter @ScotiabankViews.

SOURCE Scotiabank

View original content: http://www.newswire.ca/en/releases/archive/September2018/25/c5848.html

%CIK: 0000009631

For further information: For Investor Relations enquiries only: Investor Relations, (416) 775-0798, investor.relations@scotiabank.com; For further information: Christy Bunker, Group Treasury, (416) 933-7974, christy.bunker@scotiabank.com

CO: Scotiabank

CNW 17:00e 25-SEP-18